SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              --------------------

                                    FORM 6-K
                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934
                            For the Month of May 2005
                             -----------------------

                        AMERICAN ISRAELI PAPER MILLS LTD.
                 (Translation of Registrant's Name into English)
                          P.O. Box 142, Hadera, Israel
                    (Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                   |X|        Form 20-F         |_|      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): |_|

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): |_|

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                    |_|      Yes               |X|      No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

         Attached hereto as Exhibit 1 and incorporated herein by reference is the Registrant's press release dated May 11, 2005 with respect to the Registrant's results of operations for the quarter ended March 31, 2005.

         Attached hereto as Exhibit 2 and incorporated herein by reference is the Registrant's Management Discussion with respect to the Registrant's results of operations for the quarter ended March 31, 2005.

         Attached hereto as Exhibit 3 and incorporated herein by reference are the Registrant's unaudited condensed consolidated financial statements for the quarter ended March 31, 2005.

         Attached hereto as Exhibit 4 and incorporated herein by reference is the Interim Report of Mondi Business Paper Hadera Ltd. with respect to the quarter ended March 31, 2005.

         Attached hereto as Exhibit 5 and incorporated herein by reference are the unaudited condensed interim consolidated financial statements of Hogla-Kimberly Ltd. and subsidiaries with respect to the quarter ended March 31, 2005.

                                    SIGNATURE
                                    ---------

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                  AMERICAN ISRAELI PAPER MILLS LTD.
                                  (Registrant)


                                  By: /s/ Lea Katz
                                      ------------------------------------------
                                      Name:  Lea Katz
                                      Title: Corporate Secretary

Dated: May 11, 2005.

                                  EXHIBIT INDEX
                                  -------------


      Exhibit No.           Description
      -----------           -----------

             1.             Press release dated May 11, 2005.

             2.             Registrant's management discussion.

             3. Registrant's unaudited condensed consolidated financial statements.

             4.             Interim report of Mondi Business Paper Hadera
                            Ltd.

             5. Unaudited condensed interim consolidated financial statements of Hogla-Kimberly Ltd. and subsidiaries.

                                                                       Exhibit 1
                                                                       ---------


                                             NEWS

                                             CLIENT:  AMERICAN ISRAELI
                                                      PAPER MILLS LTD.

                                             AGENCY CONTACT:  PHILIP Y. SARDOFF

                                             FOR RELEASE:     IMMEDIATE




                        AMERICAN ISRAELI PAPER MILLS LTD.
                   REPORTS FINANCIAL RESULTS FOR FIRST QUARTER


Hadera, Israel, May 11, 2005 - American Israeli Paper Mills Ltd. (ASE:AIP) (the "Company" or "AIPM") today reported financial results for the first quarter ended March 31, 2005.

Since the Company's share in the earnings of associated companies constitutes a material component in the Company's statement of income (primarily on account of its share in the earnings of Mondi Business Hadera Paper (Mondi Hadera) and Hogla-Kimberly (H-K) that were consolidated in the past, until the transfer of control over these companies to the international strategic partners), we present also the aggregate data which include the results of all the companies in the AIPM Group (including the associated companies whose results appear in the financial statements under "earnings from associated companies"), net of intercompany sales and without considering the rate of holding.

Aggregate group sales in the first quarter of 2005(January - March 2005) totaled NIS 685.7 million compared with NIS 682.1 million in the corresponding quarter last year (January - March 2004).

Aggregate operating profit in the first quarter of 2005 totaled NIS 36.1 million compared with NIS 55.9 million in the corresponding quarter last year, which was especially high as compared with the annual average.

The consolidated data below does not include the results of operations of Mondi Hadera, H-K, Carmel Container Systems and TMM Integrated Recycling industries, which are included in the Company's share in results of associated companies.

Consolidated sales in the first quarter of 2005 totaled NIS 121.8 million compared with NIS 119.2 million in the corresponding quarter last year.

Operating profit in the first quarter of 2005 totaled NIS 14.5 million compared with NIS 13.5 million in the corresponding quarter last year.

Net profit in the first quarter of 2005 totaled NIS 14.0 million compared with NIS 17.4 million in the corresponding quarter last year.

Earnings per share (EPS) in the first quarter of 2005 totaled NIS 3.46 compared with NIS 4.31 for the corresponding quarter last year.

The inflation rate in the first quarter of 2005 was negative and amounted to -0.6% as compared with -0.1% in the corresponding quarter last year.

The exchange rate of the NIS in the first quarter of 2005 was devaluated by approximately 1.2% against the U.S. dollar as compared with a devaluation of 3.4% in the corresponding quarter last year.

Mr. Avi Brener, Chief Executive Officer of the Company said that following the recovery that was recorded in economic activity in Israel in 2004, the first quarter of 2005 was marked by a slowdown of growth in the economy, with a certain decrease being recorded in terms of activity and demand. The global economy also failed to display a real recovery in economic activity.

The rise in energy prices (especially fuel oil, diesel and electricity) that characterized 2004 continued in the first quarter of 2005, as well. This rise, which amounted, as compared with the first quarter of 2004, to an average rise of 40% in diesel prices for transportation, and a 20% rise in fuel oil and electricity prices, significantly affected the Group's operations and its financial results.

The Company is promoting the project for establishing a combined cycle co-generation plant based on natural gas at Hadera. In addition, the Company is preparing for the conversion of its energy-generation systems to natural gas, once the transportation infrastructure of natural gas to Hadera is completed. This conversion is expected to enable savings in production costs, while further improving environmental compliance.

The consolidated gross margin as a percentage of sales reached 23.2% during the reported quarter, as compared with 23.0% in the corresponding quarter last year. The company managed to maintain the gross margin level and even to improve it in relation to the corresponding quarter last year, despite the rise in raw material prices (paper waste by 9%), energy prices (approximately 20%), and water (5%). This was accomplished through growth in sales, higher sales prices and the continued efficiency process in all sectors of operation.

The Company's share in the earnings of associated companies - mainly Mondi Hadera, H-K, Carmel and TMM - amounted to NIS 5.8 million in the first quarter of 2005, as compared with NIS 9.9 million in the first quarter last year.

The following principal changes were recorded in the Company's share in the earnings of associated companies, in relation to the corresponding quarter last year:

     - The Company's share in the net earnings of Mondi Hadera (49.9%) decreased slightly (by approximately NIS 0.1 million). Most of the change in the earnings is associated to the decrease in operating profit between the periods, originated from a quantitative decrease and the higher prices of raw materials, energy and water, which was partially offset by the decrease in financial expenses during the reported period, resulting from the differentials in the devaluation between the periods.

     - The Company's share in the net earnings of Hogla-Kimberly Israel (49.9%) decreased by NIS 0.3 million, primarily due to the decrease in operating income as compared with the corresponding quarter last year, which originated primarily from a quantitative decrease and from the rise in raw material prices.

     - The Company's share in the net earnings of Ovisan (Turkey) (49.9%) fell by NIS 3.3 million, primarily due to the operating loss originating from dealing with the fierce competition in the Turkish market in the baby diaper sector, towards the expansion of operations into premium products, within the framework of the strategic program that is currently being formulated. The challenge is to keep market share, in order to continue to develop Ovisan and to introduce Kimberly-Clark products into the Turkish market.

     - The Company's share in the net earnings of the Carmel Group (26.25%) fell by NIS 0.2 million, due to the decrease in the operating income, which was partially offset by the improvement in financial expenses during the reported quarter. The decrease in operating income originated primarily from the sharp rise in raw material prices, that was not fully compensated by the raising of selling prices.

     -    The Company's share in the TMM net earnings (41.6%) decreased by NIS
          0.5 million. TMM recorded an operating loss during the reported period due to the significant increase in transportation costs (originating from a significant 40% average rise in diesel prices in relation to the corresponding quarter last year), together with the eroding in revenues originated both from the need to provide discounts (due to the fierce competition in waste removal resulting from surplus transportation capacity in the market), as well as a result of the decrease in the CPI during the reported quarter (-0.6%), to which a significant proportion of the revenues are linked.


A total of 2,155 shares were issued during the reported period (0.05% dilution), as a result of the exercise of 6,955 option warrants as part of the Company's employee stock option plans.

This report contains various forward-looking statements based upon the Board of Directors' present expectations and estimates regarding the operations of the Group and its business environment. The Company does not guarantee that the future results of operations will coincide with the forward-looking statements and these may in fact differ considerably from the present forecasts as a result of factors that may change in the future, such as changes in costs and market conditions, failure to achieve projected goals, failure to achieve anticipated efficiencies and other factors which lie outside the control of the Company. The Company undertakes no obligation for publicly updating the said forward-looking statements, regardless of whether these updates originate from new information, future events or any other reason.

                        AMERICAN ISRAELI PAPER MILLS LTD.
                               SUMMARY OF RESULTS
                                   (UNAUDITED)
                            except per share amounts



                          Three months ended March 31,

                               NIS IN THOUSANDS(1)


                                             2005                2004
                                             ----                ----

Net sales                                   121,778             119,182

Net earnings                                 14,031              17,435

Earnings per share                            3.46                4.31

(1) New Israeli Shekel amounts are reported according to Accounting Standard No. 12 of the Israeli Accounting Standard Board (hereafter - Standard No.
     12) - "Discontinuance of Adjusting Financial Statements for Inflation". The reported NIS under Standard No. 12 are nominal NIS, for transactions made after January 1, 2004.

     The representative exchange rate at March 31, 2005 was N.I.S. 4.361 =
     $1.00.






(sec-Pres-11162)

                                                                       Exhibit 2
                                                                       ---------

                                                                    May 10, 2005

MANAGEMENT  DISCUSSION

We are honored to present the consolidated financial statements of the American Israeli Paper Mills Ltd. Group ("AIPM" or "the Group") for the first three months of the year 2005.

A.   A SUMMARIZED DESCRIPTION OF THE GROUP AND ITS BUSINESS ENVIRONMENT
     ------------------------------------------------------------------

     1.   GENERAL
          -------

          AIPM deals in the manufacture and sale of paper, in the recycling of paper waste and in the marketing of office supplies - through subsidiaries. AIPM also holds interests in associated companies that deal in the manufacture and marketing of printing and writing paper, in the manufacture and marketing of household paper products, hygiene products, disposable diapers and complementary kitchen products, corrugated board containers, packaging for consumer goods and the handling of solid waste.

          The company's securities are traded on the Tel Aviv Stock Exchange and on the American Stock Exchange. (AMEX).

     2.   THE BUSINESS ENVIRONMENT
          ------------------------

          Following the recovery that was recorded in economic activity in Israel in 2004, the first quarter of 2005 was marked by a slowdown of growth in the economy, with a certain decrease being recorded in terms of activity and demand. The global economy also failed to display a real recovery in economic activity.

          The rise in energy prices (especially fuel oil, diesel and electricity) that characterized 2004 continued in the first quarter of 2005 as well. This rise, which amounted to an average rise of 40% in diesel prices for transportation, and a 20% rise in fuel oil and electricity prices as compared with the first quarter of 2004, significantly affected the Group's operations and its financial results.

          AIPM is promoting the project for establishing a combined cycle co-generation plant based on natural gas at Hadera. In addition, AIPM is preparing for the conversion of its energy-generation systems to natural gas, once the transportation infrastructure of natural gas to Hadera is completed. This conversion is expected to enable savings in production costs, while further improving environmental compliance.

          During the reported period (January-March 2005), the exchange rate of the NIS in relation to the US dollar was devaluated by approximately 1.2%, as compared with a devaluation of 3.4% in the corresponding period last year (January-March 2004).

          The inflation rate during the reported period was negative and amounted to -0.6%, as compared with a negative inflation rate of -0.1% in the corresponding period last year.

B.   RESULTS OF OPERATIONS
     ---------------------

     1.   AGGREGATE DATA
          --------------

          Since AIPM's share in the earnings of associated companies constitutes a material component in AIPM's statement of income (primarily on account of its share in the earnings of Mondi Business Hadera Paper Ltd. [Mondi Hadera] and Hogla-Kimberly that were consolidated in the past, until the transfer of control over these companies to the international strategic partners), the aggregate data appearing below also include the results of all the companies in the AIPM Group (including the associated companies whose results appear in the financial statements under "earnings from associated companies"), net of inter company sales and without considering the rate of holding.

          The aggregate sales amounted to NIS 685.7 million during the reported period, as compared with NIS 682.1 million in the corresponding period.

          The aggregate operating profit totaled NIS 36.1 million during the reported period, as compared with NIS 55.9 million in the corresponding period last year, which was especially high, as compared with the annual average.

     2.   CONSOLIDATED DATA
          -----------------

          The information set forth below does not include the results of operation of Mondi Hadera, Hogla-Kimberly, Carmel and TMM Integrated Recycling Industries.

          The sales during the reported period amounted to NIS 121.8 million, as compared with NIS 119.2 million in the corresponding period last year.

          The operating profit totaled NIS 14.5 million during the reported period, as compared with NIS 13.5 million in the corresponding period last year.

          The profit after taxes and before AIPM's share in the earnings of associated companies for the reported year, amounted to NIS 8.2 million, as compared with NIS 7.5 million during the corresponding period last year.

     3.   NET PROFIT AND EARNINGS PER SHARE
          ---------------------------------

          The net profit totaled NIS 14.0 million during the reported period, as compared with NIS 17.4 million in the corresponding period last year.

          The Earnings Per Share in the reported period amounted to NIS 346 per NIS 1 par value ($0.79 per share), as compared with NIS 431 per NIS 1 par value ($0.95 per share) in the corresponding period last year.

          The return on shareholders' equity in annual terms amounted to 9.8% during the reported period, as compared with 10.2% for all of 2004.

C.   ANALYSIS OF OPERATIONS AND PROFITABILITY
     ----------------------------------------

     The analysis set forth below is based on the consolidated data.

     1.   SALES
          -----

          The consolidated sales during the reported period amounted to NIS
          121.8 million, as compared with NIS 119.2 million in the corresponding period last year.

          The growth in sales in relation to the corresponding period last year originated from a quantitative increase and a certain improvement in the selling prices.

     2.   COST OF SALES
          -------------

          The cost of sales amounted to NIS 93.6 million - or 76.8% of sales - during the reported period, as compared with NIS 91.8 million - or 77% of sales - in the corresponding period last year.

          The gross margin as a percentage of sales reached 23.2% during the reported period, as compared with 23.0% in the corresponding period last year.

          AIPM managed to maintain the gross margin level and even to improve it in relation to the corresponding period last year, despite the rise in raw material prices (paper waste by 9%), energy prices (approximately 20%), and water (5%). This was accomplished through growth in sales, higher sales prices and the continued efficiency process in all sectors of operation.

          LABOR WAGES

          Wages in the cost of sales and in the selling, general and administrative expenses amounted to about NIS 37 million in the reported period, as compared with about NIS 36 million in the corresponding period last year.

          The change in the cost of wages in relation to the corresponding period last year reflects a nominal increase of 2% in wages.

     3.   SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
          --------------------------------------------

          The selling, general and administrative expenses (including wages) amounted to NIS 13.7 million in the reported period - or 11.3% of sales - as compared with NIS 13.8 million - or 11.6% of sales - in the corresponding period last year.

     4.   OPERATING INCOME
          ----------------

          The operating profit totaled NIS 14.5 million during the reported period (11.9% of sales), as compared with NIS 13.5 million (11.4% of sales) in the corresponding period last year.

     5.   FINANCIAL EXPENSES
          ------------------

          The financial expenses during the reported period amounted to NIS 3.3 million, as compared with NIS 2.0 million in the corresponding period last year.

          The outstanding long-term liabilities, net of deposits and short-term investments, grew by NIS 100 million as compared with the corresponding period last year, since a dividend of NIS 100 million was distributed in September 2004, lowering the deposit balance while increasing net liabilities. In addition, the cost of hedging the Series 2 notes against a rise in the CPI has risen to 1.3% per annum in 2005, as compared with 0.92% per annum in 2004.

          The said growth in the net long-term liabilities and in the hedging cost has resulted in an increase in the financial expenses during the reported period as compared with last year.

          The said increase in financial expenses was partially offset due to the decrease in the average balance of the short-term credit during the reported period, as compared with the corresponding period last year (by some NIS 50 million), coupled with the decrease in the average short-term interest rate in the reported period, as compared with the corresponding period last year (down by approximately 1.3%).

     6.   TAXES ON INCOME
          ---------------

          Taxes on income amounted to NIS 3.0 million in the reported period, as compared with NIS 4.0 million in the corresponding period last year.

          The principal factors behind the decrease in tax expenses during the reported period as compared with the corresponding period last year include the decrease in pre-tax earnings this year and the impact of the change in the tax rate on both the current and deferred taxes in a comparison between the two periods.

     7.   COMPANY'S SHARE IN EARNINGS OF ASSOCIATED COMPANIES
          ---------------------------------------------------

          The companies whose earnings are reported under this item (according to AIPM's holdings therein), include primarily: Mondi Hadera, Hogla-Kimberly, Carmel and TMM.

          AIPM's share in the earnings of associated companies totaled NIS 5.8 million during the reported period, as compared with NIS 9.9 million in the corresponding period last year.

          The following principal changes were recorded in AIPM's share in the earnings of associated companies, in relation to the corresponding period last year:

          - AIPM's share in the net earnings of Mondi Hadera (49.9%) decreased slightly (by approximately NIS 0.1 million). Most of the change in the earnings is associated to the decrease in operating profit between the periods, originated from a quantitative decrease and the higher prices of raw materials, energy and water, and which was partially offset by the decrease in financial expenses during the reported period, as a result the differentials in the devaluation between the periods.

          - AIPM's share in the net earnings of Hogla-Kimberly Israel (49.9%) decreased by NIS 0.3 million, primarily due to the decrease in operating income as compared with the corresponding period last year, that originated primarily from a quantitative decrease and from the rise in raw material prices.

          - AIPM's share in the net earnings of Ovisan (Turkey) (49.9%) fell by NIS 3.3 million, primarily due to the operating loss originating from the fierce competition in the Turkish market in the baby diaper sector, towards the expansion of operations into premium products, within the framework of the strategic program that is being formulated nowadays. The challenge is to keep market share, in order to continue to develop Ovisan and to introduce Kimberly-Clark products to the Turkish market.

          - AIPM's share in the net earnings of the Carmel Group (26.25%) fell by NIS 0.2 million, due to the decrease in the operating income, that was partially offset by the improvement in financial expenses during the reported period. The decrease in operating income originated primarily from the sharp rise in raw material prices, that was not fully compensated by the raising of selling prices.

          - AIPM's share in the TMM net earnings (41.6%) decreased by NIS 0.5 million. TMM recorded an operating loss during the reported period due to the significant increase in transportation costs (originating from a significant 40% average rise in diesel prices in relation to the corresponding period last year), together with the eroding in revenues originated both from the need to provide discounts (due to the fierce competition in waste removal resulting from surplus transportation capacity in the market), as well as a result of the decrease in the CPI during the reported quarter (-0.6%), to which a significant proportion of the revenues are linked.


D.   LIQUIDITY AND INVESTMENTS
     -------------------------

     1.   ACCOUNTS RECEIVABLE - TRADE
          ---------------------------

          Accounts Receivable, as at March 31, 2005, amounted to NIS 143.2 million, as compared with NIS 142.5 million at December 31, 2004. The higher accounts receivable balance is attributed primarily to the growth in the volume of operations.

     2.   CASH FLOWS
          ----------

          The cash flows from operating activities totaled NIS 28.2 million during the reported period, as compared with NIS 10.1 million in the corresponding period last year. The improvement in the cash flows from operating activities during the reported period originated primarily from a decrease in working capital.

     3.   INVESTMENTS IN FIXED ASSETS
          ---------------------------

          The investments in fixed assets amounted to NIS 5.7 million during the reported period, as compared with NIS 6.5 million during the corresponding period last year, and included current investments in storage and compaction equipment, in compactors, in machines, equipment and transportation equipment.

     4.   FINANCIAL LIABILITIES
          ---------------------

          The long-term liabilities (including current maturities) amounted to NIS 267.2 million as at March 31, 2005, as compared with NIS 275.0 million as at March 31, 2004. The long-term liabilities include primarily two series of notes:

          Series 1 - NIS 33.3 million, for repayment until 2009. Series 2 - NIS
          201.2 million, for repayment between 2007 and 2013.

          The balance of short-term credit, as at March 31, 2005, amounted to NIS 51.7 million, as compared with NIS 140.4 million at March 31, 2004.

          The short-term credit balances decreased in relation to the balances in the corresponding period last year, primarily due to the positive cash flows from operating activities between the periods and the decrease in the balance of company deposits that served for the distribution of NIS 100 millions in dividends and for reducing the short-term credit.

E.   EXPOSURE AND MANAGEMENT OF MARKET RISKS
     ---------------------------------------

     The following is an update, as at March 31, 2005, to the Management Discussion for December 31, 2004, that outlined the essence of the exposure and management of market risks, as set forth by the board of directors.

     AIPM possesses CPI-linked liabilities (net of deposits) in the net overall sum of NIS 219 million, with the interest thereupon being no higher than the market interest rate. In the event that the inflation rate shall rise significantly, a loss may be recorded in AIPM's financial statements, due to the surplus of CPI-linked liabilities. AIPM consequently entered into a forward transaction, with a term of one year - until the end of 2005, to hedge a sum of NIS 200 million against a rise in the CPI (at a cost of 1.3% per annum).

     REPORT OF LINKAGE BASES
     -----------------------

     The following are the balance sheet items, according to linkage bases, as at December 31, 2004 and an update for March 31, 2005:


In NIS Millions                                Unlinked    CPI-linked   In foreign       Non-monetaryTotal
                                                                        currency, or     items
                                                                        linked thereto
                                                                        (primarily US$)
---------------------------------------------- ----------- ------------ ---------------- ----------- --------------
Assets
------

Cash and cash equivalents                             0.4                           6.5                        6.9
Short-term deposits and
investments                                          17.1          5.0                                        22.1
Accounts Receivable                                 189.0          0.2             41.4         8.5          239.1
Inventories                                                                                    82.6           82.6
Investments in associated  companies
                                                     49.3         14.0              8.7       369.7          441.7
Deferred taxes on income                                                                        6.5            6.5
Fixed assets, net                                                                             322.4          322.4
Deferred expenses, net of accrued
amortization                                                                                    1.1            1.1
Total Assets                                        255.8         19.2             56.6       790.8        1,122.4
                                                    -----         ----             ----       -----        -------

Liabilities
-----------

Credit from Banks                                    50.5                           1.2                       51.7
Accounts Payable                                    149.5          4.1              7.4                      161.0
Deferred taxes on income                                                                       51.7           51.7
Notes                                                            234.4                                       234.4
Other liabilities                                    32.8                                                     32.8
Shareholders' equity                                                                          590.8          590.8
Total liabilities and equity                        232.8        238.5              8.6       642.5        1,122.4
                                                    -----        -----              ---       -----        -------

Surplus financial assets (liabilities) as at

Mar-31-05                                            23.0      (219.3)             48.0       148.3
                                                                                                                 -

Surplus financial assets (liabilities) as at

Dec-31-04                                          (24.6)      (177.5)             44.4       157.7              -


       ASSOCIATED COMPANIES
       --------------------

       AIPM is exposed to various risks associated with operations in Turkey, where Hogla-Kimberly is active through its subsidiary, Ovisan. These risks originate from concerns regarding economic instability and elevated inflation rates that characterized the Turkish economy in the past and that may recur and harm the Ovisan operations.

F.   FORWARD-LOOKING STATEMENTS
     --------------------------

     This report contains various forward-looking statements, based upon the Board of Directors' present expectations and estimates regarding the operations of the Group and its business environment. AIPM does not guarantee that the future results of operations will coincide with the forward-looking statements and these may in fact considerably differ from the present forecasts as a result of factors that may change in the future, such as changes in costs and market conditions, failure to achieve projected goals, failure to achieve anticipated efficiencies and other factors which lie outside the control of the company. AIPM undertakes no obligation to publicly update such forward-looking statements, regardless of whether these updates originate from new information, future events or any other reason.

G.   DONATIONS AND CONTRIBUTIONS
     ---------------------------

     AIPM, within the framework of its business and social commitment, invests efforts and resources in community assistance and support, while focusing on providing help to the weaker echelons of Israeli society - primarily teenagers - as part of a desire to build and contribute to shaping the human fabric of Israeli society.

     As part of this policy, AIPM makes contributions to various institutions that are active in the said areas, while also participating, through its employees, in volunteering work in the community, for promoting these same objectives.

     Moreover, a sum totaling NIS 105 thousand was granted for student scholarships and a project this year, through the Schenker Foundation, that was established by AIPM together with its Austrian strategic partner in Mondi Hadera.

H.   GENERAL

     o 2,155 shares were issued during the reported period (0.05% dilution), on account of the exercise of 6,955 option warrants as part of AIPM's employee option plans.










-----------------------------------                 ----------------------------
       Y.  Yerushalmi                                        Avi Brenner
Chairman of the Board of  Directors                   Chief Executive Officer

                                                                       Exhibit 3
                                                                       ---------

AMERICAN ISRAELI PAPER MILLS LTD.
---------------------------------

SUMMARY OF CONSOLIDATED BALANCE SHEETS
-------------------------------------
NIS IN THOUSANDS
----------------

                                                                 MARCH 31,2005          MARCH 31,2004          DEC. 31,2004
                                                                  (UNAUDITED)            (UNAUDITED)             (AUDITED)
                                                                ---------------        ---------------        ---------------
CURRENT ASSETS:
---------------
Cash and cash equivalents                                              6,873                101,145                 7,813
Short-term deposits and investments                                   22,145                 77,114                62,464

Receivables :
    Trade                                                            143,195                142,546               143,275
    Other                                                             95,982                138,220               101,840

Inventories                                                           82,605                 93,235                83,220
                                                                ---------------        ---------------        ---------------
Total current assets                                                 350,800                552,260               398,612

INVESTMENTS AND LONG TERM RECEIVABLES:
--------------------------------------
Investments in associated companies                                  441,651                396,007               431,752
Deferred income taxes                                                  6,511                  3,885                 6,511
                                                                ---------------        ---------------        ---------------
                                                                     448,162                399,892               438,263
FIXED ASSETS
------------

Cost                                                                 978,728                956,250               974,462
Less - accumulated depreciation                                      656,310                631,283               650,056
                                                                ---------------        ---------------        ---------------
                                                                     322,418                324,967               324,406

Deferred charges -
    net of accumulated amortization                                    1,066                  1,227                 1,106
                                                                ---------------        ---------------        ---------------
                                                                   1,122,446              1,278,346             1,162,387
                                                                ---------------        ---------------        ---------------
CURRENT LIABILITIES:
--------------------

Credit from banks                                                     51,691                140,772               112,684

Current maturities of long-term notes                                  6,628                  6,575                 6,648

Payables and accured liabilities :

    Trade                                                             79,293                 84,841                87,556
    Other                                                             81,765                 83,154                66,355
                                                                ---------------        ---------------        ---------------
Total current liabilities                                            219,377                315,342               273,243

LONG-TERM LIABILITIES
---------------------

Deferred income taxes                                                 51,665                 62,214                52,562

Loans and other liabilities (net of current maturities):

    Notes                                                            227,817                232,975               228,499
    Other liabilities                                                 32,770                 35,090                32,770
                                                                ---------------        ---------------        ---------------
Total long term liabilities                                          312,252                330,279               313,831

Total liabilities                                                    531,629                645,621               587,074


SHAREHOLDERS' EQUITY :
----------------------

Share capital                                                        125,257                125,257               125,257

Capital surplus                                                       90,060                 90,060                90,060

Capital surplus on account of tax benefit from
    exercise of employee options                                         174

Currency adjustments in respect of financial
    statements of associated company and a subsidiary                 (1,508)                   (62)               (2,807)

Retained earnings                                                    376,834                417,470               362,803
                                                                ---------------        ---------------        ---------------
                                                                     590,817                632,725               575,313

                                                                   1,122,446              1,278,346             1,162,387
                                                                ---------------        ---------------        ---------------

The accompanying notes are an integral part of the financial statements.

AMERICAN ISRAELI PAPER MILLS LTD.
---------------------------------

SUMMARY OF CONSOLIDATED STATEMENTS OF INCOME
--------------------------------------------
NIS IN THOUSANDS
----------------

                                                                                   THREE-MONTH PERIOD                   YEAR ENDED
                                                                                     ENDED MARCH 31                      DEC. 31
                                                                               2005                    2004                 2004
                                                                          -------------            ------------       --------------
                                                                                        (UNAUDITED)                      (AUDITED)
                                                                                        -----------                      ---------

Net sales                                                                       121,778               119,182              482,854

Cost of sales                                                                    93,556                91,817              375,904
                                                                          -------------            ------------       --------------
Gross profit                                                                     28,222                27,365              106,950

Selling and marketing, administrative and general expenses

        Selling and marketing                                                     7,347                 8,345               30,595
        Administrative and general                                                6,399                 5,477               22,425
                                                                          -------------            ------------       --------------
                                                                                 13,746                13,822               53,020

Income from ordinary operations                                                  14,476                13,543               53,930

Financial expenses - net                                                          3,260                 2,044               13,118
                                                                          -------------            ------------       --------------
Income before taxes on income                                                    11,216                11,499               40,812

Taxes on income                                                                   3,000                 4,000                3,152
                                                                          -------------            ------------       --------------
Income from operations of the company
    and the consolidated subsidiaries                                             8,216                 7,499               37,660


Share in profits of associated companies - net                                    5,815                 9,936               25,072
                                                                          -------------            ------------       --------------

Net income for the period                                                        14,031                17,435               62,732
                                                                          -------------            ------------       --------------

NET INCOME PER NIS 1 PAR VALUE OF SHARES (IN N.I.S)                                 346                   431                1,544
---------------------------------------------------                       -------------            ------------       --------------



The accompanying notes are an integral part of the financial statements.

AMERICAN ISRAELI PAPER MILLS LTD.
---------------------------------

SUMMARY OF STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
--------------------------------------------------------
NIS IN THOUSANDS
----------------

                                                                                                CURRENCY
                                                                                 CAPITAL        ADJUSTMENTS
                                                                                 SURPLUS ON     IN RESPECT OF
                                                                                 ACCOUNT OF     FINANCIAL
                                                                                 TAX BENEFIT    STATEMENTS OF
                                                                                 FROM EXERCISE  AN ASSOCIATED
                                                        SHARE        CAPITAL     OF EMPLOYEE    COMPANY AND    RETAINED
                                                       CAPITAL       SURPLUS       OPTIONS      A SUBSIDIARY   EARNINGS       TOTAL
                                                       -------       -------     -------------  -------------  --------       -----

BALANCE AT JANUARY 1, 2005 (AUDITED)                   125,257        90,060                         (2,807)   362,803      575,313
-----------------------------------

Changes during the three month period
  ended March 31, 2005 (unaudited)

Net income                                              14,031                                                               14,031

Exercise of employee options into shares                   *                           174                                      174

Currency adjustments in respect of financial
  statements of associated company and a subsidiary                                                   1,299                   1,299
                                                      --------      --------      --------         --------   --------     --------
BALANCE AT MARCH 31, 2005 (UNAUDITED)                  125,257        90,060           174           (1,508)   376,834      590,817
-------------------------------------                 --------      --------      --------         --------   --------     --------


Balance At January 1, 2004 (Audited)                   125,257        90,060                         (1,122)   400,035      614,230
------------------------------------

Changes during the three month period
  ended March 31, 2004 (unaudited)

Net income                                                                                                      17,435       17,435

Currency adjustments in respect of financial
  statements of associated companies                                                                  1,060                   1,060
                                                      --------      --------                       --------   --------     --------
Balance At March 31, 2004 (Unaudited)                  125,257        90,060                            (62)   417,470      632,725
-------------------------------------                 --------      --------                       --------   --------     --------

Balance At January 1, 2004 (Audited)                   125,257        90,060                         (1,122)   400,035      614,230
------------------------------------

Changes during the year ended
  December 31, 2004 (audited)

Net income                                                                                                      62,732       62,732

Dividend paid                                                                                                  (99,964)     (99,964)

Exercise of employee options into shares                   *                                                                    *

Currency adjustments in respect of financial
  statements of associated companies                                                                 (1,685)                 (1,685)
                                                      --------      --------                       --------   --------     --------
Balance At December 31, 2004 (Audited)                 125,257        90,060                         (2,807)   362,803      575,313
                                                      --------      --------                       --------   --------     --------

Less than 1,000 NIS.

The accompanying notes are an integral part of the financial statements.

AMERICAN ISRAELI PAPER MILLS LTD.
---------------------------------

SUMMARY OF CONSOLIDATED STATEMENTS OF CASH FLOWS
------------------------------------------------
NIS IN THOUSANDS
----------------

                                                                                  THREE-MONTH         THREE-MONTH
                                                                                 PERIOD ENDED        PERIOD ENDED       YEAR ENDED
                                                                                MARCH 31, 2005      MARCH 31, 2004     DEC. 31, 2004
                                                                                  (UNAUDITED)         (UNAUDITED)        (AUDITED)
                                                                                --------------     ---------------     ------------

CASH FLOWS FROM OPERATING ACTIVITIES:
-------------------------------------

Net income for the period                                                            14,031              17,435              62,732

Adjustments to reconcile net income to net cash provided by
      operating activities (a)                                                       14,148              (7,338)            (15,637)

                                                                                --------------     ---------------     ------------
Net cash provided by operating activities                                            28,179              10,097              47,095
                                                                                --------------     ---------------     ------------

CASH FLOWS FROM INVESTING ACTIVITIES:
-------------------------------------

Purchase of fixed assets                                                             (5,705)             (6,505)            (30,952)
Short-term deposits and investments                                                  40,163             (56,999)            (42,000)
Associated companys:
       Loans granted                                                                 (2,739)               (359)               (779)
       Repayment of  loans                                                                                                   13,688
Proceeds from sale of fixed assets                                                      155                 422               1,001

                                                                                --------------     ---------------     ------------
Net cash provided by (used in) investing activities                                  31,874             (63,441)            (59,042)
                                                                                --------------     ---------------     ------------

CASH FLOWS FROM FINANCING ACTIVITIES:
-------------------------------------

Repayment of long-term loans from banks                                                                                        (383)
Redemption of Notes                                                                                                          (6,666)
Dividend paid                                                                                                               (99,964)
Short-term bank credit - net                                                        (60,993)             (4,217)            (31,933)

                                                                                --------------     ---------------     ------------
Net cash used in financing activites                                                (60,993)             (4,217)           (138,946)
                                                                                --------------     ---------------     ------------

Decrease in cash and cash equivalents                                                  (940)            (57,561)           (150,893)
Balance of cash and cash equivalents at beginning of period                           7,813             158,706             158,706

                                                                                --------------     ---------------     ------------
Balance of cash and cash equivalents at end of period                                 6,873             101,145               7,813
                                                                                --------------     ---------------     ------------

(a) Adjustments to reconcile net income to net cash provided by
---------------------------------------------------------------
      operating activities:
      ---------------------

INCOME AND EXPENSES NOT INVOLVING CASH FLOWS:
Share in profits of associated companies - net                                       (5,815)             (9,936)            (25,072)
Depreciation and amortization                                                         7,691               7,039              28,633
Deferred income taxes - net                                                          (1,681)               (947)            (10,096)
Capital losses (gains) on sale of fixed assets                                         (113)               (242)                508
Lose (income) from short-term deposits and investments, not realized yet                156                (115)               (464)
Linkage differences on (erosion of) principal of long-term loans from
        banks and others - net                                                                               77                 (26)
Linkage differences on (erosion of) Notes                                              (702)                (79)              2,184
Linkage differences on loans to associated companies                                   (153)               (773)               (721)
CHANGES IN OPERATING ASSETS AND LIABILITIES:
Decrease (Increase) in receivables                                                    6,829             (10,164)            (14,316)
Decrease (increase) in inventories                                                      615              (2,581)              7,434
Increase (decrease) in payables and accrued liabilities                               7,321              10,383              (3,701)
                                                                                --------------     ---------------     ------------
                                                                                     14,148              (7,338)            (15,637)
                                                                                --------------     ---------------     ------------



The accompanying notes are an integral part of the financial statements.

                        AMIRICAN ISRAELI PAPER MILLS LTD.
                        ---------------------------------

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

                                AT MARCH 31, 2005

                                   (Unaudited)

NOTE 1 - GENERAL

a. The interim financial statements as of March 31, 2005 and for the three month period then ended (hereafter - the interim financial statements) were drawn up in condensed form, in accordance with Accounting Standard No. 14 of the Israel Accounting Standards Board (hereafter - the IASB) and in accordance with the Securities (Preparation of Periodic and Immediate Financial Statements) Regulations, 1970.

b. The accounting principles applied in preparation of the interim statements are consistent with those applied in the annual financial statements, except for the change in the accounting treatment applied to taxes on income as detalied in note 3; nevertheless, the interim statements do not include all the information and explanations required for the annual financial statements.

     Costs unevenly incurred during the year are brought forward or deferred for interim reporting purposes if, and only if, such costs may be brought forward or deferred in the annual reporting.

c. The company draws up and presents its financial statements in Israeli currency (hereafter -NIS)in accordance with the provisions of Accounting Standard No.12 -"Discontinuance of Adjusting Financial Statements for Inflation"-of the IASB,which set transitory provisions for financial reporting on a nominal basis,commencing January 1,2004.Accordingly,the amounts of non-monetary assets,mainly fixed assets and other assets (including depreciation and amortization in respect of those assets),and the shareholders'equity components included in the financial statements, originating from the period that preceded the transition date,are based on their adjusted to December 2003 shekel amount.

     Follwing are the changes in exchange rate of the dollar and in the Israeli consumer price index (the "CPI"):

                                    Exchange rate
                                    of the dollar                    CPI
                                    --------------               -----------
                                          %                           %
                                    --------------               -----------
Three months ended March 31:
    2005                                1.2                         (0.6)
    2004                                3.4                         (0.1)

Year ended December 31, 2004           (1.6)                         1.2

The representative exchange rate at March 31, 2005 was N.I.S. 4.361 = $1.00.

                        AMIRICAN ISRAELI PAPER MILLS LTD.
                        ---------------------------------

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

                                AT MARCH 31, 2005

                                   (Unaudited)

NOTE 2 - SEGMENT INFORMATION

Data on segment activity:
In NIS in thousands

For 3 months period:                    Paper and recycling            Marketing of office supplies             Total
                                   ----------------------------------------------------------------------------------------
                                       Jan-March    Jan-March       Jan-March    Jan-March   Jan-March        Jan-March
                                          2005         2004            2005         2004        2005             2004
                                          ----         ----            ----         ----        ----             ----

Sales - net (1)                          94,957       88,552          26,821       30,630      121,778         119,182

Income (loss) from operations            14,939       14,658            (463)      (1,115)      14,476          13,543


For 2004 :                              Paper and recycling            Marketing of office supplies             Total
                                   ----------------------------------------------------------------------------------------
                                              2004                                 2004                          2004
                                              ----                                 ----                          ----

Sales - net (1)                               367,391                             115,463                      482,854

Income (loss) from operations                 58,496                               (4,566)                      53,930


(1) Represents sales to external customers.

NOTE 3 - TAXES ON INCOME:

a.   Accounting changes Accounting Standard No.19

     Commencing in the financial statements for the 3-month period ended March 31,2005 ,the company implements Israel Accounting Standard No.19 -"Taxes on Income"of the IASB, which came into effect on January 1,2005. This Standard prescribes the accounting treatment (recognition criteria, measurement, presentation and disclosure) required for taxes on income.

     For the most part, the provisions of this standard are the same as the accounting principles that were applied before the application of the new standard. The adoption of this standard does not have any effect on the company's financial statements in the reported periods.


b.   Change in tax rates

     On June 29,2004, the Kneset amended the Income Tax Ordinance. One of the provisions of this amendment is that the corporate tax rate is to be gradually reduced, commencing January 1, 2004, from 36% to 30%, in the following manner: the rate for 2004 will be 35%, in 2005 -34%, in 2006 - 32%, and in 2007 and thereafter -30%.

     The taxes on income for the 3-month period ended March 31,2004 were determined based on the tax rate in effect as of that date -36%. The adjustment of the income tax expenses on account of the deferred taxes of the company to the new tax rate set for the year as a result of the aforesaid correction -amounting to NIS 5,824 thousands - was included in company's accounts in the second quarter of 2004.

NOTE 4 - SUBSEQUENT EVENT:

     After the balance sheet date, an accosiated company declared the distribution of a dividend. The company's share in the dividend declared - NIS 21,761,000 - is not included yet in these financial statements, and will be reported in the following quarter.

[Graphic Omitted]                                   Meizer Street
AIPM    American Israeli Paper                      Industrial Zone, P.O. B. 142
        Mills Ltd. Group                            Hadera 38101, Israel
                                                    Tel: 972-4-6349402
                                                    Fax: 972-4-6339740
                                                    E-Mail: chq@aipm.co.il







Enclosed please find the financial reports of the following associated companies:

     -    Mondi Business Paper Hadera Ltd.

     -    Hogla-Kimberly Ltd.





The financial report of the following associated companies are not included:

     - Carmel Containers Systems Ltd., according to section 44(c) of the Securities (Periodic and Immediate Reports) Regulations.

     -    TMM Integrated Recycling Industries Ltd., a reporting corporation.

                                                                       Exhibit 4
                                                                       ---------



                MONDI BUSINESS PAPER HADERA LTD. AND SUBSIDIARIES
                    UNAUDITED CONDENSED INTERIM CONSOLIDATED
                              FINANCIAL STATEMENTS

                              AS OF MARCH 31, 2005

                MONDI BUSINESS PAPER HADERA LTD. AND SUBSIDIARIES

                    UNAUDITED CONDENSED INTERIM CONSOLIDATED

                              FINANCIAL STATEMENTS

                              AS OF MARCH 31, 2005

                                TABLE OF CONTENTS
                                -----------------

                                                                            Page
                                                                            ----

             Accountants' Review Report                                       1

             Condensed Financial Statements:

                 Balance Sheets                                               2

                 Statements of Operations                                     3

                 Statements of Changes in Shareholders' Equity                4

                 Statements of Cash Flows                                     5

                 Notes to the Financial Statements                            6

The Board of Directors of
Mondi Business Paper Hadera Ltd.
--------------------------------

Re:    Review of Unaudited Condensed Interim Consolidated
       Financial Statements for the Three months Ended March 31, 2005
       --------------------------------------------------------------

Gentlemen:

At your request, we have reviewed the condensed interim consolidated financial statements ("interim financial statements") of Mondi Business Paper Hadera Ltd. ("the Company") and its subsidiaries, as follows:

-    Balance sheet as of March 31, 2005.

-    Statement of operations for the three months ended March 31, 2005.

- Statement of changes in shareholders' equity for the three months ended March 31, 2005.

-    Statement of cash flows for the three months ended March 31, 2005.

The comparative figures as of March 31, 2004 and for the three months then ended were reviewed by other accountants. Those other accountants issued unqualified reports on said financial statements.

Our review was conducted in accordance with procedures prescribed by the Institute of Certified Public Accountants in Israel. The procedures included, inter alia, reading the aforementioned interim financial statements, reading the minutes of the shareholders' meetings and meetings of the board of directors and its committees, and making inquiries with the persons responsible for financial and accounting affairs.

Since the review that was performed is limited in scope and does not constitute an audit in accordance with generally accepted auditing standards, we do not express an opinion on the aforementioned interim financial statements.

In performing our review, nothing came to our attention, which indicates that material adjustments are required to the aforementioned interim financial statements for them to be deemed financial statements prepared in conformity with generally accepted accounting principles in Israel and in accordance with the Israeli Securities Regulations (Periodic and Immediate Reports), 1970.

Brightman Almagor & Co.

Certified Public Accountants
A Member Firm of Deloitte Touche Tohmatsu

Tel Aviv, April 21, 2005

                                MONDI BUSINESS PAPER HADERA LTD. AND SUBSIDIARIES
                                  CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
                                       (NIS in thousands; Reported Amounts)

                                                                             March 31,              December 31,
                                                                       --------------------         ------------
                                                                       2005            2004            2004
                                                                       ----            ----            ----
                                                                            (Unaudited)
                                                                       --------------------
A S S E T S
        Current Assets
           Cash and cash equivalents                                      --           37,212           10,804
           Trade receivables                                         156,046          154,876          157,815
           Other receivables                                           8,251           13,064            7,580
           Inventories                                                98,351           81,258           90,391
                                                                     -------          -------          -------
              Total current assets                                   262,648          286,410          266,590
                                                                     -------          -------          -------

        Fixed Assets
           Cost                                                      167,174          134,856          149,083
           Less - accumulated depreciation                            35,365           27,389           33,345
                                                                     -------          -------          -------
                                                                     131,809          107,467          115,738
                                                                     -------          -------          -------

        Other Assets - Goodwill                                        3,644            4,261            3,800
                                                                     -------          -------          -------
                 Total assets                                        398,101          398,138          386,128
                                                                     =======          =======          =======

LIABILITIES AND SHAREHOLDERS' EQUITY
        Current Liabilities
           Short-term bank credit                                     11,066               --               --
           Current maturities of long-term bank loans                 15,273           15,527           15,125
           Trade payables                                            111,458           97,795          104,661
           American Israeli Paper Mills Group, net                    63,911           57,893 (*)       65,033
           Other payables and accrued expenses                        21,529           21,097 (*)       23,132
                                                                     -------          -------          -------
              Total current liabilities                              223,237          192,312          207,951
                                                                     -------          -------          -------

        Long-Term Liabilities
           Long-term bank loans                                       30,318           46,435           36,248
           Capital notes to shareholders                              17,444           45,280           17,233
           Deferred taxes                                             25,683           29,737           25,422
           Accrued severance pay, net                                     87              145               87
                                                                     -------          -------          -------
              Total long-term liabilities                             73,532          121,597           78,990
                                                                     -------          -------          -------

        Shareholders' Equtiy
           Share capital                                                   1                1                1
           Premium                                                    43,352           43,352           43,352
           Retained earnings                                          57,979           40,876           55,834
                                                                     -------          -------          -------
                                                                     101,332           84,229           99,187
                                                                     -------          -------          -------
                 Total liabilities and shareholders' equity          398,101          398,138          386,128
                                                                     =======          =======          =======


      ------------------                 ------------------                 --------------------
           A. Magid                           A. Solel                          Y. Yerushalmi
      Financial Director                   General Manager                  Vice Chairman of the
                                                                             Board of Directors

(*)     Reclassified.

Approval date of the interim financial statements: April 21, 2005.
The  accompanying   notes  are  an  integral  part  of  the  condensed   interim
consolidated financial statements.


                       MONDI BUSINESS PAPER HADERA LTD. AND SUBSIDIARIES
                    CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
                  (NIS in thousands; Reported Amounts, except per share data)

                                                     Three months ended             Year ended
                                                 ---------------------------        ----------
                                                          March 31,                 December 31,
                                                 2005               2004               2004
                                                 ----               ----               ----
                                                       (Unaudited)
                                                 ---------------------------

NET SALES                                      164,060            175,364(*)         686,094

COST OF SALES                                  146,296            151,815(*)         605,738
                                               -------            --------           -------
        GROSS PROFIT                            17,764             23,549             80,356
                                               -------            --------           -------

OPERATING COSTS AND EXPENSES
  Selling expenses                               9,598             12,658             46,135
  General and administative expenses             2,595              1,703              7,803
                                               -------            --------           -------
                                                12,193             14,361             53,938
                                               -------            --------           -------

OPERATING PROFIT                                 5,571              9,188             26,418

FINANCING EXPENSES, NET                         (1,906)            (5,769)            (8,438)

OTHER INCOME, NET                                   76                 --                100
                                               -------            --------           -------
        INCOME BEFORE INCOME TAXES               3,741              3,419             18,080

INCOME TAXES                                     1,596              1,115                818
                                               -------            --------           -------
        NET INCOME FOR THE PERIOD                2,145              2,304             17,262
                                               =======            ========           =======

BASIC EARNINGS PER ORDINARY SHARE

  Earnings per ordinary share (in NIS)           2,145              2,304             17,262
                                               =======            ========           =======
  Number of shares used in computation           1,000              1,000              1,000
                                               =======            ========           =======

(*)  Reclassified.

The accompanying notes are an integral part of the condensed interim consolidated financial statements.


                                   MONDI BUSINESS PAPER HADERA LTD.
                    CONDENSED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                                 (NIS in thousands; Reported Amounts)

                                            Share                            Retained
                                           capital         Premium           earnings          Total
                                           -------         -------           --------          -----
Three months ended March 31, 2005
(Unaudited)

Balance - January 1, 2005                    1             43,352             55,834           99,187
Net income for the period                                                      2,145            2,145
                                           -----           ------             ------           ------
Balance - March 31, 2005                     1             43,352             57,979          101,332
                                           =====           ======             ======          =======


Three months ended March 31, 2004
(Unaudited)

Balance - January 1, 2004                    1             43,352             38,572           81,925
Net income for the period                                                      2,304            2,304
                                           -----           ------             ------           ------
Balance - March 31, 2004                     1             43,352             40,876           84,229
                                           =====           ======             ======          =======


Year ended December 31, 2004

Balance - January 1, 2004                    1             43,352             38,572           81,925
Net income for the year                                                       17,262           17,262
                                           -----           ------             ------           ------
Balance - December 31, 2004                  1             43,352             55,834           99,187
                                           =====           ======             ======          =======



The accompanying notes are an integral part of the condensed interim consolidated financial statements.


                              MONDI BUSINESS PAPER HADERA LTD. AND SUBSIDIARIES
                           CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
                                     (NIS in thousands; Reported Amounts)

                                                                       Three months ended             Year ended
                                                                    ---------------------------        ----------
                                                                            March 31,                 December 31,
                                                                     2005               2004               2004
                                                                     ----               ----               ----
                                                                           (Unaudited)
                                                                    ---------------------------
CASH FLOWS - OPERATING ACTIVITIES
  Net income for the period                                          2,145             2,304               17,262
  Adjustments to reconcile net income to
    net cash provided by operating activities

    Income and expenses
    not involving cash flows:

      Depreciation and amortization                                  2,348             2,234                9,118
      Deferred taxes, net                                            1,276               896                  823
      Decrease in liability for
        severance pay, net                                              --                --                  (58)

      Other income, net                                                (76)               --                 (100)
      Effect of exchange rate and linkage differences
        of long-term bank loans                                        343             1,389(*)              (195)
      Effect of exchange rate differences
        of long-term capital notes to shareholders                     211             1,490                  571

    Changes in assets and liabilities:

      Decrease (increase) in trade receivables                       1,769            (7,128)             (10,067)
      Increase in other receivables                                 (1,686)           (2,174)                (932)
      Decrease (increase) in inventories                            (7,960)            7,973               (1,160)
      Increase (decrease) in trade payables                          6,439            (6,302)                (220)
      Increase (decrease) in American
        Israeli Paper Mills Group, net                              (1,122)            9,107(*)            16,247
      Increase (decrease) in other payables
        and accrued expenses                                        (1,603)            4,233(*)             6,268
                                                                   -------           -------              -------

      Net cash provided by
        operating activities                                         2,084            14,022               37,557

CASH FLOWS - INVESTING ACTIVITIES
    Acquisition of fixed assets                                    (17,905)           (2,250)             (16,235)
    Proceeds from sale of fixed assets                                  76                22                  197
                                                                   -------           -------              -------
      Net cash used in investing activities                        (17,829)           (2,228)             (16,038)
                                                                   -------           -------              -------

CASH FLOWS - FINANCING ACTIVITIES
    Short-term bank credit, net                                     11,066                --                   --
    Repayment of long-term loans                                    (6,125)           (6,260)(*)          (15,265)
    Repayment of long-term
      capital notes to shareholders                                     --                --              (27,128)
                                                                   -------           -------              -------
      Net cash provided by (used in) financing activities            4,941            (6,260)             (42,393)
                                                                   -------           -------              -------

  Increase (decrease) in cash and cash equivalents                 (10,804)            5,534              (20,874)
  Cash and cash equivalents - beginning of period                   10,804            31,678               31,678
                                                                   -------           -------              -------

  Cash and cash equivalents - end of period                             --            37,212               10,804
                                                                   =======           =======              =======

  Non-cash activities
    Acquisition of fixed assets on credit                            1,142                                    784
                                                                   =======                                =======

(*) Reclassified.

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

                MONDI BUSINESS PAPER HADERA LTD. AND SUBSIDIARIES
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                    FINANCIAL STATEMENTS AS OF MARCH 31, 2005

NOTE 1 - BASIS OF PRESENTATION

         The unaudited condensed interim consolidated financial statements as of March 31, 2005 and for the three months then ended ("interim financial statements") of Mondi Business Paper Hadera Ltd. ("the Company") and
         subsidiaries should be read in conjunction with the audited consolidated financial statements of the Company and subsidiaries as of December 31, 2004 and for the year then ended, including the notes thereto. In the opinion of management, the interim financial statements include all adjustments necessary for a fair presentation of the financial position and results of operations as of March 31, 2005 and for the interim period presented. The results of operations for the interim period are not necessarily indicative of the results to be expected on a full-year basis.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         A.       General

                  The interim financial statements have been prepared in conformity with generally accepted accounting principles ("GAAP") in Israel, in a condensed format in accordance with GAAP applicable to the preparation of interim period financial statements, including those under Standard No. 14, "Interim Financial Reporting" and in accordance with Paragraph D of the Israeli Securities Regulations (Periodic and Immediate Financial Statements), 1970.

         B.       Recent Accounting Standard - Income Taxes

                  In July 2004, the Israeli Accounting Standards Board published Accounting Standard No. 19 "Income Taxes" (the "Standard"). The Standard established the guideline for recognizing, measuring, presenting and disclosing taxes on income taxes in the financial statements. The Standard is effective for financial statements relating to reporting periods commencing on, or after, January 1, 2005. The initial adoption of the Standard shall be accounted for by the cumulative effect of change in accounting method, for the beginning of the period in which the Standard is initially adopted. The implementation of Standard No. 19 did not affect the Group's financial position, results of operations and cash flows.

         C. Following are the changes in the representative exchange rate of the U.S. dollar vis-a-vis the NIS and in the Israeli Consumer Price Index ("CPI"):

                                                                         Representative
                                                                            Exchange                  CPI
                                                                        Rate of the dollar       "in respect of"
                                                                           (NIS per $1)            (in points)
                                                                           ------------            -----------
                  As of:
                  March 31, 2005                                             4.361                  179.66
                  March 31, 2004                                             4.528                  178.40
                  December 31, 2004                                          4.308                  180.74

                  Increase (decrease) during the:                              %                     %
                                                                           ------------            -----------
                  Three months ended March 31, 2005                           1.2                   (0.6)
                  Three months ended March 31, 2004                           3.4                   (0.1)
                  Year ended December 31, 2004                               (1.6)                   1.2

                                                                       Exhibit 5
                                                                       ---------


                      HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
                    UNAUDITED CONDENSED INTERIM CONSOLIDATED

                              FINANCIAL STATEMENTS
                              AS OF MARCH 31, 2005

                      HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
                    UNAUDITED CONDENSED INTERIM CONSOLIDATED

                              FINANCIAL STATEMENTS
                              AS OF MARCH 31, 2005

                                TABLE OF CONTENTS
                                -----------------


                                                                      Page
                                                                      ----

        Accountants' Review Report                                      1
        Condensed Financial Statements:
            Balance Sheets                                              2
            Statements of Operations                                    3
            Statements of Changes in Shareholders' Equity               4
            Statements of Cash Flows                                   5-6
            Notes to the Financial Statements                           7

The Board of Directors of
Hogla-Kimberly Ltd.
-------------------

             Re:  Review of Unaudited Condensed Interim Consolidated
                  Financial Statements for the Three Months Ended March 31, 2005
                  --------------------------------------------------------------

Gentlemen:

At your request, we have reviewed the condensed interim  consolidated  financial
statements  ("interim  financial   statements")  of  Hogla-Kimberly  Ltd.  ("the
Company") and its subsidiaries, as follows:

-    Balance sheet as of March 31, 2005.

-    Statement of operations for the three months ended March 31, 2005.

- Statement of changes in shareholders' equity for the three months ended March 31, 2005.

-    Statement of cash flows for the three months ended March 31, 2005.

Our review was conducted in accordance with procedures prescribed by the Institute of Certified Public Accountants in Israel. The procedures included, inter alia, reading the aforementioned interim financial statements, reading the minutes of the shareholders' meetings and meetings of the board of directors and its committees, and making inquiries with the persons responsible for financial and accounting affairs.

Since the review that was performed is limited in scope and does not constitute an audit in accordance with generally accepted auditing standards, we do not express an opinion on the aforementioned interim financial statements.

In performing our review, nothing came to our attention, which indicates that material adjustments are required to the aforementioned interim financial statements for them to be deemed financial statements prepared in conformity with generally accepted accounting principles in Israel and in accordance with the Israeli Securities Regulations (Periodic and Immediate Reports), 1970.

Brightman Almagor & Co.
Certified Public Accountants
A Member Firm of Deloitte Touche Tohmatsu

Tel Aviv, May 5, 2005

                                             HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
                                        CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
                                             (NIS in thousands; Reported Amounts)

                                                                           March 31,                           December 31,
                                                                -------------------------------                -------------
                                                                2 0 0 5                 2 0 0 4                   2 0 0 4
                                                                -------                 -------                   -------
                                                                          (Unaudited)
Current Assets
    Cash and cash equivalents                                     122,904                  54,885                 117,364
    Current maturities of long-term bank deposits                       -                   8,150                       -
    Trade receivables                                             220,288                 269,818                 214,389
    Other receivables                                              36,191                  20,127                  35,725
    Inventories                                                   125,112                 101,173                 142,551
                                                                  -------                 -------                 -------
                                                                  504,495                 454,153                 510,029
                                                                  -------                 -------                 -------
Long-Term Investments
    Long-term bank deposits                                        69,776                  72,448                  68,928
    Capital note of shareholder                                    32,770                  32,770                  32,770
                                                                  -------                 -------                 -------
                                                                  102,546                 105,218                 101,698
                                                                  -------                 -------                 -------
Fixed Assets
    Cost                                                          509,763                 480,716                 507,175
    Less - accumulated depreciation                               226,759                 212,479                 222,256
                                                                  -------                 -------                 -------
                                                                  283,004                 268,237                 284,919
                                                                  -------                 -------                 -------
Other Assets
    Goodwill                                                       25,503                  29,346                  25,878
    Deferred taxes                                                 19,079                       -                  15,108
                                                                  -------                 -------                 -------
                                                                   44,582                  29,346                  40,986
                                                                  -------                 -------                 -------
                                                                  934,627                 856,954                 937,632
                                                                  =======                 =======                 =======

Current Liabilities
    Current maturities of long-term bank loans                     73,941                  18,501                  68,747
    Trade payables                                                196,677                 174,614                 219,902
    Other payables and accrued expenses                            43,164                  51,164                  38,720
                                                                  -------                 -------                 -------
                                                                  313,782                 244,279                 327,369
                                                                  -------                 -------                 -------
Long-Term Liabilities
    Long-term bank loans                                           78,497                  96,447                  81,851
    Deferred taxes                                                 38,630                  32,254                  37,388
                                                                  -------                 -------                 -------
                                                                  117,127                 128,701                 119,239
                                                                  -------                 -------                 -------

Minority Interest                                                  55,173                  52,556                  54,492
                                                                  -------                 -------                 -------

Shareholders' Equity
    Share capital                                                  29,038                  28,788                  29,038
    Capital reserves                                              180,414                 156,799                 180,414
    Translation adjustments relating to
       foreign held autonomous Subsidiary                           (897)                   2,124                  (3,377)
    Retained earnings                                             196,380                 243,707                 230,457
    Dividend declared after balance sheet date                     43,610                       -                       -
                                                                  -------                 -------                 -------
                                                                  448,545                 431,418                 436,532
                                                                  -------                 -------                 -------
                                                                  934,627                 856,954                 937,632
                                                                  =======                 =======                 =======


----------------------------------               -----------------------            -----------------------
      T. Davis                                          O. Argov                           A. Schor
Chairman of the Board of Directors               Chief Financial Officer            Chief Executive Officer

Approval date of the interim financial statements: May 5, 2005.
The  accompanying   notes  are  an  integral  part  of  the  condensed   interim
consolidated financial statements.


                                             HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
                                   CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
                                 (NIS in thousands; Reported Amounts, except per share data)

                                                                           Three months ended                  Year ended
                                                                                March 31,                      December 31,
                                                                     ----------------------------              -------------
                                                                     2 0 0 5                 2 0 0 4              2 0 0 4
                                                                     -------                 -------              -------
                                                                            (unaudited)
                                                                     ----------------------------
Net sales                                                              274,147                266,766              995,569

Cost of sales                                                          199,834                185,037              719,982
                                                                     ---------              ---------            ---------

    Gross profit                                                        74,313                 81,729              275,587

Selling expenses                                                        49,372                 45,643              193,701

    General and administrative expenses                                 10,236                  9,920               41,029
                                                                     ---------              ---------            ---------

    Operating profit                                                    14,705                 26,166               40,857

Financing income (expenses), net                                         (828)                  2,080               (1,490)

Other income, net                                                            -                     87                  903
                                                                     ---------              ---------            ---------

    Income before income taxes                                          13,877                 28,333               40,270

Income taxes                                                             3,663                 10,858               10,244
                                                                     ---------              ---------            ---------

    Income after income taxes                                           10,214                 17,475               30,026

Minority interest in earnings of Subsidiary                              (681)                 (1,162)              (3,098)
                                                                     ---------              ---------            ---------

    Net income for the period                                            9,533                 16,313               26,928
                                                                     =========              =========            =========

Basic earnings per ordinary share

     Earnings per share (in NIS)                                          1.12                   1.92 (*)             3.16
                                                                     =========              =========            =========

     Number of shares used in computation                            8,513,473              8,513,473 (*)        8,513,473
                                                                     =========              =========            =========

(*) Retroactively adjusted for the effect of bonus share distribution.

The  accompanying   notes  are  an  integral  part  of  the  condensed   interim
consolidated financial statements.


                                                        HOGLA-KIMBERLY LTD.
                                  CONDENSED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                                               (NIS in thousands; Reported Amounts)

                                                                         Translation                       Dividend
                                                                         adjustments                       declared
                                                                         relating to                        after
                                                                         foreign held                      balance
                                         Share           Capital         autonomous       Retained           sheet
                                        capital          reserves        Subsidiary       earnings           date           Total
                                        -------          --------        ----------       --------         -------          -----

Three months ended
   March 31, 2005 (unaudited)

Balance - January 1, 2005                29,038          180,414           (3,377)         230,457               -         436,532
Translation adjustments
   relating to foreign held
   autonomous Subsidiary                                                    2,480                                            2,480
Dividend declared after
   balance sheet date                                                                      (43,610)         43,610               -
Net income for the period                                                                    9,533                           9,533
                                         ------          -------           ------          -------          ------         -------
   Balance - March 31, 2005              29,038          180,414             (897)         196,380          43,610         448,545
                                         ======          =======           ======          =======          ======         =======

Three months ended
   March 31, 2004 (unaudited)

Balance - January 1, 2004                28,788          156,799                -          227,394               -         412,981
Translation adjustments
   relating to foreign held
   autonomous Subsidiary                                                    2,124                                            2,124
Net income for the period                                                                   16,313                          16,313
                                         ------          -------           ------          -------          ------         -------
   Balance - March 31, 2004              28,788          156,799            2,124          243,707               -         431,418
                                         ======          =======           ======          =======          ======         =======

Year ended December 31, 2004

Balance - January 1, 2004                28,788          156,799                -          227,394               -         412,981
Distribution of bonus shares                250           23,615                           (23,865)                              -
Translation adjustments
     relating to foreign held

     autonomous Subsidiary                                                 (3,377)                                          (3,377)
Net income for the year                                                                     26,928                          26,928
                                         ------          -------           ------          -------          ------         -------
    Balance - December 31, 2004          29,038          180,414           (3,377)         230,457               -         436,532
                                         ======          =======           ======          =======          ======         =======


The  accompanying   notes  are  an  integral  part  of  the  condensed   interim
consolidated financial statements.


                                        HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
                               CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

                                        (NIS in thousands; Reported Amounts)

                                                                      Three months ended                Year ended
                                                                          March 31,                    December 31,
                                                                ---------------------------           -------------
                                                                2 0 0 5             2 0 0 4               2 0 0 4
                                                                -------             -------               -------
                                                                          (unaudited)
                                                                ---------------------------
Cash flows - operating activities

   Net income for the period                                     9,533               16,313               26,928
   Adjustments to reconcile net income to net cash
     provided by operating activities (Appendix A)                 (25)               5,147               30,683
                                                               -------               ------              -------
   Net cash provided by operating activities                     9,508               21,460               57,611
                                                               -------               ------              -------

Cash flows - investing activities

   Withdrawal of long-term bank deposits                             -                    -                8,138
   Acquisition of fixed assets                                  (6,150)              (3,458)             (25,191)
   Proceeds from sale of fixed assets                                -                  499                1,827
                                                               -------               ------              -------
    Net cash used in investing activities                       (6,150)              (2,959)             (15,226)
                                                               -------               ------              -------

Cash flows - financing activities

   Long-term loan received                                       3,056                4,427               57,672
   Repayment of long-term loan                                  (3,056)              (4,421)             (15,162)
   Short-term bank credit                                            -               (1,087)              (1,087)
                                                               -------               ------              -------
   Net cash provided by
      (used in) financing activities                                 -               (1,081)              41,423
                                                               -------               ------              -------

Translation adjustments of cash and
   cash equivalents and operations of
   foreign held autonomous Subsidiary                            2,182                  125               (3,784)
                                                               -------               ------              -------

    Increase in cash and cash equivalents                        5,540               17,545               80,024
Cash and cash equivalents - beginning of period                117,364               37,340               37,340
                                                               -------               ------              -------
Cash and cash equivalents - end of period                      122,904               54,885              117,364
                                                               =======               ======              =======

The  accompanying   notes  are  an  integral  part  of  the  condensed   interim
consolidated financial statements.

                                        HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
                        APPENDICES TO CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
                                        (NIS in thousands; Reported Amounts )

                                                                       Three months ended                Year ended
                                                                           March 31,                    December 31,
                                                                   --------------------------           ------------
                                                                   2 0 0 5            2 0 0 4              2 0 0 4
                                                                   -------            -------              -------
                                                                          (unaudited)
                                                                   --------------------------
A.  Adjustments  to  reconcile  net  income to net cash
    provided  by  operating activities

      Income and expenses not involving cash flows:
        Minority interest in earnings of Subsidiary                    681               1,162               3,098
        Depreciation and amortization                                6,109               6,052              23,468
        Deferred taxes, net                                         (2,499)                443              (5,011)
        Gain from sale of fixed assets                                   -                 (87)             (1,162)
        Effect of exchange rate differences, net                        71                (598)             (1,901)

      Changes in assets and liabilities:
        Decrease (increase) in trade receivables                    (6,043)            (38,329)             15,763
        Increase in other receivables                                 (424)             (3,444)            (20,938)
        Decrease (increase) in inventories                          18,411              (8,014)            (46,919)
        Increase (decrease) in trade payables                      (18,882)             28,341              49,624
        Net change in balances with related parties                 (1,915)              6,229              13,591
        Increase in other payables
           and accrued expenses                                      4,466              13,392               1,070
                                                                   -------              ------              ------
                                                                       (25)              5,147              30,683
                                                                   =======              ======              ======

B.  Non-cash activities

      Acquisition of fixed assets on credit                          2,996                 634              18,470
                                                                   =======              ======              ======

The  accompanying   notes  are  an  integral  part  of  the  condensed   interim
consolidated financial statements.

                      HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED

                    FINANCIAL STATEMENTS AS OF MARCH 31, 2005

NOTE 1  -      BASIS OF PRESENTATION

               The unaudited condensed interim consolidated financial statements as of March 31, 2005 and for the three months then ended ("interim financial statements") of Hogla-Kimberly Ltd. ("the Company") and subsidiaries should be read in conjunction with the audited consolidated financial statements of the Company and subsidiaries as of December 31, 2004 and for the year then ended, including the notes thereto. In the opinion of management, the interim financial statements include all adjustments necessary for a fair presentation of the financial position and results of operations as of March 31, 2005 and for the interim period presented. The results of operations for the interim period are not necessarily indicative of the results to be expected on a full-year basis.

NOTE 2  -      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

               A.    General

                     The interim financial statements have been prepared in conformity with generally accepted accounting principles ("GAAP") in Israel, in a condensed format in accordance with GAAP applicable to the preparation of interim period financial statements, including those under Standard No. 14, "Interim Financial Reporting" and in accordance with Paragraph D of the Israeli Securities Regulations (Periodic and Immediate Financial Statements), 1970.

               B.    Income Taxes

                     In July 2004, the Israeli Accounting Standards Board published Accounting Standard No. 19 "Income Taxes" (the "Standard"). The Standard established the guideline for recognizing, measuring, presenting and disclosing income taxes in the financial statements. The Standard is effective for financial statements relating to reporting periods commencing on, or after, January 1, 2005. The initial adoption of the Standard is accounted for by the cumulative effect of change in accounting method, for the beginning of the period in which the Standard is initially adopted. The implementation of Standard No. 19 did not affect the Group's financial position, results of operations and cash flows.

              C. During the reporting period, the representative exchange rate of the US Dollar vis-a-vis the NIS and the exchange rate of the Turkish Lira vis-a-vis the NIS increased by 1.2% and 0.5%, respectively, while the Israeli Consumer Price Index decreased by 0.6%.